UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934
          For the fiscal years ended December 31, 2007, and 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ___________ to ___________


          Commission file number 1-12372

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Cytec Industries Inc.
                         Five Garret Mountain Plaza
                         West Paterson, New Jersey 07424



This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page. The exhibit index is on page 18.

Item 4.  Required Information
                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                       3

Financial Statements

    Statements of Net Assets Available for Benefits
     as of December 31, 2007, and 2006                                        4

    Statements of Changes in Net Assets Available for Benefits
     For the years ended December 31, 2007, and 2006                          5

    Notes to Financial Statements                                        6 - 16

             Report of Independent Registered Public Accounting Firm


To Members and Plan Administrator of
Cytec Employees' Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                        By: /s/ AMPER, POLITZINER & MATTIA, P.C.
                                            ------------------------------------
                                            AMPER, POLITZINER & MATTIA, P.C.

June 20, 2008
Bridgewater, New Jersey

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      As of December 31,
                                                     -------------------

                                                    2007               2006
                                                    ----               ----
Plan's investment in Master Trust, at fair
 value                                         $ 254,954,264      $           -

Investments, at fair value                                 -        479,515,567

Loans to members                                   3,512,436          5,334,711

Receivables:
  Members contributions                                    -            542,280
  Company contributions                            2,426,803          7,802,262
                                               --------------     --------------
    Total receivables                              2,426,803          8,344,542
                                               --------------     --------------

Net assets available for benefits at fair
 value                                           260,893,503        493,194,820
                                               --------------     --------------

Adjustment from fair value to contract value
 for interest in Master Trust related to
 fully benefit-responsive investment contract       (626,000)         1,224,000
                                               --------------     --------------

Total net assets available for benefits        $ 260,267,503      $ 494,418,820
                                               ==============     ==============


        The accompanying notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                      As of December 31,
                                                      ------------------

                                                    2007               2006
                                                    ----               ----
Additions:
  Members contributions                        $  19,256,732      $  18,641,474
  Company contributions                            9,892,593         15,060,371
  Rollover contributions from members              1,036,946          1,160,906
  Interest on loans to members                       401,575            360,632
  Interest and dividends                           2,352,302         15,534,745
  Net appreciation in fair value of
   investments                                     1,969,315         42,855,041
  Plan's interest in Master Trust investment      31,353,786                  -
                                               --------------     --------------
    Total additions                               66,263,249         93,613,169
                                               --------------     --------------

Deductions:
  Benefit payments to members                     44,298,190         51,282,292
                                               --------------     --------------
    Total deductions                              44,298,190         51,282,292
                                               --------------     --------------

Net increase prior to transfers                   21,965,059         42,330,877
  Assets transferred out due to business
   divestiture                                             -        (20,579,537)
  Assets transferred out to Cytec Employees'
   Savings Plan due to plan changes             (256,116,376)                 -
                                               --------------     --------------

Net (decrease)/increase                         (234,151,317)        21,751,340
Net assets available for benefits:
  Beginning of year                              494,418,820        472,667,480
                                               --------------     --------------
  End of year                                  $ 260,267,503      $ 494,418,820
                                               ==============     ==============


        The accompanying notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation and Accounting Estimates

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could materially differ from those estimates.

     (b)  New Pronouncements

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP guidance was adopted for the year ended December 31, 2006.

     In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective January 1, 2008, for the Plan. The adoption of the statement is expected to have no material impact on the financial statements of the Cytec Employees' Savings and Profit Sharing Plan.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

     (c) Investment Valuation and Income Recognition

     As discussed in footnote ("Note") 2(a), the Master Trust Agreement for Cytec Industries Inc. Savings Plans (the "Master Trust") was established for the Cytec Employees' Savings and Profit Sharing Plan (the "Plan") and the Cytec Employees' Savings Plan (the "New Plan") on April 2, 2007. Investments of the Plan consist of the Plan's interest in the Master Trust's investments.

     Quoted market prices are used to value investments in the Master Trust. Investments, with the exception of investments in the Vanguard Retirement Savings Trust as discussed in Note 7(b), are stated at fair value. The fair value of the Plan's interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The fair value of cash equivalents approximates cost.

     The Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.56% and 0.88% of total value of the Cytec Stock Fund as of December 31, 2007, and 2006, respectively). Loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Related realized gains and losses on securities transactions are calculated based upon the average cost of securities sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (d) Payment of Benefits

     Benefit payments are recorded when paid.

(2) Plan Description

     (a) Organization

     The Plan is a defined contribution plan and was established effective January 1, 1994, for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

     (a) Organization (cont'd)

     The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     The Company froze certain of its existing U.S. pension plans effective December 31, 2007 (the "Frozen Date"). In conjunction with this, all salaried and nonbargaining unit employees who participated in the Plan were entered into the New Plan on the Frozen Date, on which date the account balances of these participants were transferred to the New Plan from the Plan.

     Pursuant to the above changes, on April 2, 2007, the Company established the Master Trust in the custody of Vanguard Fiduciary Trust Company (the "Trustee"). The Master Trust consists of the assets of Cytec Employees' Savings and Profit Sharing Plan and Cytec Employees' Savings Plan.

     For a more complete description of the Plan provisions, refer to the Summary Plan Description and Plan Document.

     (b) Members' Contributions

     Participating employees ("Members") may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Member's Earnings (as defined in the Plan), on a before-tax basis, an after-tax basis or a combination thereof.

     Members who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before-tax basis. An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Member.

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

     (b) Members' Contributions (cont'd)

     The Plan accepts eligible rollover contributions from Members. If a Member has been a participant in a plan subject to the provisions of Section 403
     (b), 457 or 401(a) of the Internal Revenue Code of 1986, as amended, then such Member may, within sixty days of receiving a distribution from that previous employer's plan, transfer such Member's eligible account balance into the Plan without tax implications.

     (c) Company Contributions

     To be eligible for a Company matching contribution, a Member must have completed one Year of Service (as defined in the Plan).

     Matching contributions made by the Company are equal to 100% of such Members' contributions up to the first 3% of the Members' earnings, and 50% of Members' contributions up to the next 2% of the Members' earnings. For purposes of employee contributions and matched contributions, member earnings are defined by the Plan.

     In addition to matching contributions, at the discretion of the Company, the Company may make a profit sharing contribution equal to a percentage of each Member's earnings, and the percentage is determined by a defined formula based on the percentage growth in the Company's earnings per share. To be eligible for a profit sharing contribution, the Member must have been an active employee on December 31 of the respective Plan year and completed at least one year of service as of such date. Profit sharing contributions of $7,741,632 and $7,595,686 were made in 2007 and 2006, respectively. Pursuant to certain plan changes as discussed in Note 2(a), $2,426,803 of the 2007 total contribution was made to the Plan on behalf of the participants whose account balances remained in the Plan. The remaining $5,314,829 of the 2007 profit sharing contribution was made to the New Plan on behalf of the participants whose account balances were transferred to the New Plan.

     The Company can also make an additional discretionary profit sharing contribution to Members who are employed on December 31 of the respective Plan year and who have completed at least one year of service as of such date, generally excluding those Members who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Member's earnings to the earnings of all such Members. No such additional discretionary profit sharing contributions were made in 2007 or 2006. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of Members in the early part of the following year. For purposes of each profit sharing contribution, member earnings are the annualized base pay on September 1 in the year for which the contribution is being made.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

     (c) Company Contributions (cont'd)

     All Company matching contributions for Members are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the Vanguard Retirement Savings Trust, unless specified differently by the Member (participant directed).

     The Plan was amended effective May 1, 2004 to provide that the portion of the Plan invested in the Cytec Stock Fund as of April 30, 2004, was designated as an employee stock ownership plan ("ESOP"), and that all Member and Company contributions made to the Plan on or after May 1, 2004, were made to the ESOP portion of the Plan ("ESOP Account"). Prior to May 1, 2004, a Member who had attained age 55 could only elect to transfer up to 20% of the number of shares of Company Stock credited to such Member's matching account to any other Funds offered under the Plan.

     Effective May 1, 2004, a Member who has attained the age of 55 may elect to transfer up to 25% of the number of shares of Company Stock credited to the Member's ESOP Account to any other fund offered by the Plan. Each year thereafter, the Member may annually transfer an additional 20% of the number of shares of Company Stock credited to such Member's ESOP Account to any other Funds offered under the Plan.

     If a Member who is eligible to make this diversification election decides not to transfer, or to transfer less than the maximum percentage available for transfer in any particular calendar year, the amount which the Member can transfer in the following calendar year shall be increased by the percentage of the transfer foregone in the previous year.

     Notwithstanding the foregoing, a vested Member who attains age 62 may elect to transfer 100% of the number of shares of Company Stock in such Member's ESOP Account to one or more other funds. Prior to May 1, 2004, a vested Member who had attained age 62 could elect to transfer 100% of the value in such Member's matching account to one or more other funds. Members have the option to re-invest cash dividends on ESOP assets or to have the cash dividends distributed. If no election is made, cash dividends are re-invested.

     The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. Effective January 1, 2007, the plan was amended to allow participants with three or more years of service to immediately diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contributions made on or after January 1, 2007. For matching employer contributions made in company stock prior to January 1, 2007, participants with three years of service may diversify up to 33% of such stock fund balances in 2007, up to 66% in 2008, and 100% in 2009 and thereafter.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

     (d) Vesting

     All units representing employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times. Forfeitures are used to reduce company matching contributions.

     (e) Withdrawals

     During employment, a Member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. A Member can make hardship withdrawals of employee before-tax contributions which will preclude the Member from making additional employee before-tax contributions to the Plan for a six-month period.

     Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2. Company matching contributions made before January 1, 2001, and employee after-tax contributions can also be withdrawn without age limitation.

     (f) Benefit Payments

     A Member's account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code).

     Minimum distributions are required to begin by April 1 of the calendar year following the later of:
     o The calendar year in which the Member attains 70 1/2 years of age; or
     o The calendar year in which the Member terminates employment from the Company.

     (g) Loan Provision

     An eligible Member may borrow up to fifty percent of the value of the Member's before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Member's option. Loans for all other purposes must be repaid in one to five years, at the Member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. In 2007, the applicable loan rates ranged from 4.75% to 10.50%; in 2006, 4.00% to 10.50%. No more than one loan from the Plan to a Member shall be permitted at any time. All principal and interest payments made by the Member are credited back to the Member's account.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

(3) Fund Management

     Under the terms of a trust agreement, the Master Trust Plan assets are held and managed by the Trustee, which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4) Party-in-Interest Transactions

     The Plan invests in mutual funds managed by an affiliate of the Trustee, and thus these transactions qualify as party-in-interest transactions.

(5) Interest in Master Trust

     Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and Cytec Employees' Savings Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2007, the Plan's interest in the net assets of the Master Trust was approximately 50.1%. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan's interest in the Master Trust. Below are the fair values of investments for the Master Trust and investment income and related activity of the Master Trust:

                                                           For the Initial Period of the Master Trust
                                                                     Ended December 31, 2007
                                                            (April 2, 2007 through December 31, 2007)
                                                  -----------------------------------------------------------

                                                                   Net Realized     Interest        Total
                                                                  and Unrealized       and       Investment
                                                   Investments     Appreciation     Dividends      Income
                                                  -------------- ---------------- ------------- -------------
 Cytec Stock Fund, at fair value                  $ 133,909,099  $    12,741,661  $     13,338  $ 12,754,999
 Common/Collective Trust, at fair value             127,773,936           10,665     4,373,416     4,384,081
 Mutual Funds, at fair value                        247,154,217        3,594,434    10,616,869    14,211,303
                                                  -------------- ---------------- ------------- -------------
 Total Master Trust                                 508,837,252  $    16,346,760  $ 15,003,623  $ 31,350,383
                                                                 ================ ============= =============

 Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts        (965,088)
                                                  --------------

 Total Master Trust, net                          $ 507,872,164
                                                  ==============

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

(6) Non-Participant Directed Funds

     All funds under the Master Trust are Member directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Members who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions (see
     Note 2(c)).

     Additionally, 2007 profit sharing contributions are invested in the Vanguard Retirement Savings Trust in the event that a Member has not specified into which fund the contribution should be directed.

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             Year Ended
                                                             December 31,
                                                             ------------
                                                       2007 (1)        2006
                                                       ----            ----
   Cytec Stock Fund                                 $ 37,747,049   $ 76,213,506

                                                             Year Ended
                                                             December 31,
                                                             ------------

                                                       2007 (2)        2006
                                                       ----            ----
   Balance at beginning of year                     $ 76,213,506   $ 67,090,611
   Changes in net assets available for benefits:
     Contributions                                     7,794,729      7,924,463
     Net appreciation                                  7,017,111     12,570,598
     Benefits paid to participants                    (4,470,240)    (4,656,700)
     Transfer to participant directed investments     (7,622,313)    (6,715,466)
     Transfer to Cytec Employees' Savings Plan, at
      market value                                   (41,185,744)             -
                                                    -------------  -------------
   Balance at end of year                           $ 37,747,049   $ 76,213,506
                                                    =============  =============


     (1) Cytec Stock Fund investment value for 2007 represents the Plan's proportional interest in the Master Trust's investment in the Cytec Stock Fund
     (2) Transactions consist of investment activities under the Plan for the period from January 1 to April 1, 2007, and the Plan's proportional interest in the Master Trust's investment activities for the period from April 2, 2007, to December 31, 2007.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

(7) Investments

     (a) Net Appreciation in Fair Value of Investments

     During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

                                                      2007(1)          2006
                                                      ----             ----
       Cytec Stock Fund                            $  (453,454)    $ 24,383,771
       Mutual Funds                                  2,422,769       18,471,270
                                                   ------------    -------------
                                                   $ 1,969,315     $ 42,855,041
                                                   ============    =============

          (1) For the period from January 1, 2007, to April 1, 2007


     (b) Vanguard Retirement Savings Trust

     In 2006, the Plan invested in the Vanguard Retirement Savings Trust (VRST), which is a collective investment trust, through the Interest Income Fund. In 2007, prior to the establishment of the Master Trust, the Plan directly invested in the VRST. Subsequently, the Plan, through the Master Trust, invests in the VRST.

     The VRST is intended to provide fixed income with minimal risk. The VRST invests solely in the Vanguard Retirement Savings Master Trust, which invests primarily in a pool of investment contracts issued by insurance companies and commercial banks, and in contracts backed by high quality bonds, bond trusts and bond mutual funds. Investment in the VRST Master Trust is valued at the unit value of the VRST. The investment is a fully benefit-responsive investment, and therefore valued at fair value with an adjustment to contract value as required by the new disclosure guideline (refer to the previous New Pronouncement section). Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The underlying contracts are nontransferable, but provide for benefit responsive withdrawals.

     Investments, at contract value, in the VRST at December 31, 2007, and 2006 were $82,254,822 and $127,916,308, respectively. The average yields were 4.54% and 4.32% for 2007 and 2006, respectively.

     Events that limit the ability of the VRST to transact at contract value with the issuer include premature termination of the contracts by the VRST, plant closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Company does not believe that the occurrence of any such event which would limit the Plan's ability to transact at contract value with participants is probable.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

(8) Plan Expenses

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are charged to the Master Trust and subsequently allocated to the Plan. Investment expenses related to the investment contracts in the Vanguard Retirement Savings Trust and Interest Income Fund are deducted from the assets in the fund.

(9) Plan Termination

     The Plan has no termination date. Although the Company currently intends to continue the Plan indefinitely, the Company may terminate, amend, modify or suspend the Plan at any time.

(10) Tax Status of the Plan

     The Internal Revenue Service issued a determination letter on May 20, 2004 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

(11) Risks and Uncertainties

     The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(12) Mutual Fund Fees

     Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                                   (Continued)

(13) Business Divestiture

     In July 2006, Cytec announced a definitive agreement to sell its water treatment chemicals and acrylamide product lines to Kemira Group ("Kemira"). In October 2006, the Company completed the first of the three phases of the closing. Kemira offered employment to employees who were involved in the product lines that were transferred. In accordance with this transaction, participant accounts in the amount of $20,579,537 were transferred to a savings plan sponsored by Kemira.

(14) Plan Changes

     In accordance with the plan changes as discussed in Note 2(c), eligible participant accounts in the amount of $256,116,376 were transferred to the New Plan from the Plan at December 31, 2007.

Signature
---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Cytec Employees' Savings and Profit Sharing Plan



                                                     By: /s/ Marilyn R. Charles
                                                         -----------------------
                                                         Marilyn R. Charles
                                                         Plan Administrator

June 20, 2008

                                  EXHIBIT INDEX
                                  -------------


23.1 Consent of Amper, Politziner & Mattia, P.C.


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